SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 5, 2002

Telia AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON NOVEMBER 5, 2002.

Press release

2002-11-05

The Swedish Ministry of Employment, Industry and Communications issued the following comments today by Minister Leif Pagrotsky about the decision made at Telia’s Extraordinary General Meeting yesterday:

“The Swedish government has been discussing for some time with the Finnish government the nomination committee’s proposal to elect Anders Igel as a member of TeliaSonera’s Board of Directors. In order to take into consideration the Finnish government’s earlier views about the nomination, the Swedish government requested the nomination committee at the Extraordinary General Meeting yesterday to replace Anders Igel on the board already at the ordinary Annual General Meeting early next spring.

Today, the Swedish government has been contacted by the Finnish government, which claims that the Swedish government’s decision to support the nomination, in accordance with the nomination committee’s proposal, is not in agreement with the shareholders’ agreement.

“We will continue discussions in order to resolve the situation that has now come up and avoid unwanted effects for the merger. It is the hope of the Swedish government that these discussions will lead to a satisfactory solution for all parties,” commented Leif Pagrotsky in a statement.

Forward-Looking Statements
 This press release contains forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer
Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend
 The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.